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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                             Metal Management, Inc.
                   (formerly General Parametrics Corporation)
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    591097100
                                  (CUSP Number)

          Gerard M. Jacobs, T. Benjamin Jennings; c/o Gerard M. Jacobs
                    7600 Augusta St., River Forest, IL 60305
                                 (708) 366-1939
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 31, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSP NO. 591097100                                            PAGE 2 OF 9 PAGES


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Gerard M. Jacobs

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         PF and OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

     NUMBER OF          7      SOLE VOTING POWER
      SHARES                   710,000 shares(1)
   BENEFICIALLY
     OWNED BY           8      SHARED VOTING POWER
       EACH                    0
     REPORTING
      PERSON            9      SOLE DISPOSITIVE POWER
       WITH                    710,000 shares(1)

                        10     SHARED DISPOSITIVE POWER
                               0

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,000 shares(1)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.97%

   14    TYPE OF REPORTING PERSON*
         IN

(1) Includes option to purchase 200,000 shares exercisable by the Reporting Person within 60 days. See Item 5 below.

                                  SCHEDULE 13D

CUSP NO. 591097100                                            PAGE 3 OF 9 PAGES

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         T. Benjamin Jennings

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                        (b) / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         PF and OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

     NUMBER OF          7      SOLE VOTING POWER
      SHARES                   710,000 shares(1)
   BENEFICIALLY
     OWNED BY           8      SHARED VOTING POWER
       EACH                    0
     REPORTING
      PERSON            9      SOLE DISPOSITIVE POWER
       WITH                    710,000 shares(1)

                        10     SHARED DISPOSITIVE POWER
                               0

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,000 shares(1)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.97%

   14    TYPE OF REPORTING PERSON*
         IN

(1) Includes option to purchase 200,000 shares exercisable by the Reporting Person within 60 days. See Item 5 below.

Item 1.           Security and Issuer

                  This statement relates to shares of Common Stock, $.01 par value per share (the Shares"), of Metal Management, Inc. (formerly General Parametrics Corporation), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 101 West Grand Avenue, Chicago, Illinois 60610.

Item 2.           Identity and Background

                  A Schedule 13D dated July 26, 1995 was filed with the Securities and Exchange Commission (the "Commission") by Gerard M. Jacobs, Louis
D. Paolino, Jr. and T. Benjamin Jennings. Such Schedule 13D reported the beneficial ownership of an aggregate of 1,150,000 Shares by Messrs. Jacobs, Jennings and Paolino. The Share ownership was as follows: 450,000 Shares (Jennings), 450,000 Shares (Jacobs) and 250,000 Shares (Paolino). Additionally, such Schedule 13D indicated that such persons held the Shares as a group (the "Original Group"), within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

                  On January 4, 1996, Blue Bird Partners, a general partnership of which the two general partners are charitable remainder unit trusts of which Mr. Paolino is the trustee and the record holder of the Shares beneficially owned by Mr. Paolino, entered into an agreement to sell 250,000 Shares held by it (the "Paolino Shares") to several investors, including Messrs. Jacobs and Jennings (the "Share Transfer Agreement"), which sale was completed on July 31, 1996. Pursuant to the Share Transfer Agreement, Messrs. Jennings and Jacobs purchased an aggregate of 60,000 Shares each at a purchase price of $3.20 per Share, which was paid in cash. Blue Bird sold the remaining 130,000 of such 250,000 Shares to certain shareholders or officers of EMCO Recycling Corp. ("EMCO"), a wholly-owned subsidiary of the Company. The Paolino Shares and the consideration paid by the purchasers were held in escrow from the date of the Share Transfer Agreement until the closing of the transaction pursuant to an Escrow Agreement effective January 4, 1996. None of the other purchasers of the Paolino Shares are acting together or with Messrs. Jacobs and Jennings for purposes of acquiring, holding or voting Shares.

                  In connection with the Share Transfer Agreement, Blue Bird Partners granted Messrs. Jacobs and Jennings a Proxy to vote all 250,000 Shares in favor of certain matters considered by the Company's stockholders at its 1996 Annual Meeting of Stockholders held on April 9, 1996.

                  The Share Transfer Agreement, Escrow Agreement and the Proxy are filed as exhibits to this amendment under Item 7 hereof.

                  Additionally, pursuant to the Share Transfer Agreement, Mr. Paolino resigned from the Company's Board of Directors on January 4, 1996. As a result of the Share Transfer Agreement and the transactions contemplated thereby, this Amendment to Schedule 13D is being filed in order to disclose the completion of the sale of the Paolino Shares and the fact that, effective January 4, 1996, Mr. Paolino ceased to be a member of the Original Group with respect to which the Schedule 13D was originally filed. The information set forth in the remainder of this Item 2 relates only to Messrs. Jacobs and Jennings (the "Group").


                                Page 4 of 9 Pages

                  Although the following persons presently intend to act together for the purposes of acquiring, holding and voting Shares, each has retained the sole power to vote or dispose of the Shares which he owns of record, including the Paolino Shares purchased by him. During the last five years, neither of such persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both of such persons are citizens of the United States of America. The name, residence or business address and principal occupation or employment of each of such persons is as follows:

                  (a)  Gerard M. Jacobs
                       7600 Augusta Street
                       River Forest, Illinois  60305

                       Chief Executive Officer and President of
                       Metal Management, Inc., Chicago, IL

                  (b)  T. Benjamin Jennings
                       12 Country Lane
                       Northfield, IL  60093

                       Chairman of the Board of Directors and Chief Development Officer of Metal Management, Inc., Chicago, IL

Item 3.           Source and Amount of Funds or Other Consideration

                  The amount of funds used to purchase the 1,150,000 Shares originally purchased by Messrs. Jacobs and Jennings and Blue Bird Partners was a total of $2,300,000 or $2.00 per Share. Each of such persons or entities paid a pro rata share of the total purchase price, based upon the number of Shares acquired by such person or entity. Each of Mr. Jacobs and Mr. Jennings used his own personal funds and funds that he obtained as a result of borrowing through a margin account with a brokerage firm in purchasing 450,000 Shares each. Blue Bird Partners used funds of the trusts of which Louis D.
Paolino, Jr. is trustee in purchasing the 250,000 Shares.

                  Each of Messrs. Jacobs and Jennings paid a total of $192,000, or $3.20 per Share, for the 60,000 Shares that each purchased from Blue Bird Partners pursuant to the Share Transfer Agreement. Each of Messrs. Jacobs and Jennings used his own personal funds and funds that he obtained as a result of borrowing through a margin account with a brokerage firm in purchasing such numbers of Shares from Blue Bird Partners.

Item 4.           Purpose of the Transaction

                  Messrs. Jacobs and Jennings and Blue Bird Partners originally acquired the 1,150,000 Shares for investment purposes. On July 24, 1995, Messrs. Jacobs and Jennings and Blue Bird Partners


                                Page 5 of 9 Pages
delivered a written request to the Company to hold a Special Meeting of Stockholders on August 30, 1995 (the "Special Meeting") in order to propose the removal of four out of five of the Company's then directors and to elect four replacement directors nominated by Messrs. Jacobs and Jennings and Blue Bird Partners. As required by the Company's Bylaws, the Company called the Special Meeting on such date and for such purpose. At a Board meeting on July 27, 1995, two members of the Company's Board, J. Thomas Bentley and Luther J. Nussbaum, resigned as directors. At the Special Meeting on August 30, 1995, then directors Herbert B. Baskin and Victor D. Poor were removed by the stockholders and the slate proposed by Messrs. Jacobs and Jennings and Blue Bird Partners (consisting of Messrs. Jacobs and Jennings, Louis D. Paolino and Xavier Hermosillo) was elected to the Board to fill the vacancies created by such resignations and removals. Eugene T. Sanders, a previously elected director, remained on the Board after the August 30, 1995 stockholders' meeting. Messrs. Sanders and Paolino subsequently resigned on October 11, 1995 and January 4, 1996, respectively.

                  In SEC filings and at the Special Meeting, Messrs. Jacobs and Jennings advised the Company's stockholders that the newly elected Board would cause the Company to actively pursue acquisitions and mergers in unrelated fields, including, but not limited to, scrap metal recycling and/or telecommunications. Messrs. Jacobs and Jennings also advised stockholders at the Special Meeting that, although the new Board had not developed any plans with regard to the Company's then current business, the new Board would attempt to improve the Company's marketing activities and review the Company's then current dividend policy in order to consider whether or not the amount thereof should remain the same or be reduced or eliminated. On August 30, 1995, the Board elected to terminate payment of the Company's dividend.

                  In October 1995, Messrs. Jacobs and Jennings met with representatives of EMCO to discuss a proposed acquisition of EMCO by the Company. Following such meeting, Messrs. Jacobs and Jennings met with the EMCO shareholders in Phoenix, Arizona on October 20 and October 21, 1995, to discuss the possible acquisition of all of EMCO's Common Stock by the Company. These discussions led to the execution of a preliminary "merger term sheet" on October 21, 1995, whereby all shareholders of EMCO agreed to sell their outstanding shares to the Company. Also, in October 1995, the new Board elected to discontinue a portion of the Company's electronic presentation products and recorded restructuring costs of approximately $1.4 million and a special charge of $716,000 for the repositioning of its color printer products. Messrs. Jacobs and Jennings met with the EMCO shareholders again on November 28, 1995 through December 1, 1995 in Phoenix, Arizona, to negotiate the terms of a definitive agreement. On December 1, 1995, a merger agreement was executed and delivered by the Company, GPAR Merger, Inc., a wholly-owned subsidiary of the Company ("Sub"), and the EMCO shareholders (the "Merger Agreement"), subject to the Company's and EMCO's board approval. The Merger Agreement was later amended effective March 7, 1996.

                  On January 5, 1996, the Company held a meeting of the Board of Directors (consisting of Messrs. Jennings, Jacobs and Hermosillo) at which the Merger Agreement as previously executed by the Company was approved. Also at the January 5, 1996 Board meeting, the Board of Directors amended the bylaws of the Company in several respects, including (i) changing from a fixed range of directors to a flexible number to be determined by the Board of Directors; and
(ii) adding requirements for advance notice to the Company of stockholder proposals or stockholder nominees for election to the Board to be voted upon at future stockholder meetings of the Company. At the Company's Annual Meeting of stockholders held on April 9, 1996, the Company's stockholders approved the Merger and


                                Page 6 of 9 Pages
elected Donald F. Moorehead to the Board of Directors of the Company, among other things. On April 11, 1996, the Company completed the merger of Sub with and into EMCO and EMCO became a wholly-owned subsidiary of the Company (the "Merger"). In the Merger, the outstanding shares of EMCO were converted into the right to receive an aggregate of 3,500,000 shares of Common Stock of the Company, warrants to purchase an aggregate of an additional 1,000,000 shares of Common Stock of the Company and $1,150,000 in cash. Effective April 12, 1996, the Company changed its name from "General Parametrics Corporation" to "Metal Management, Inc." Following the closing of the Merger, the Board appointed George O. Moorehead, Harold Rubenstein and Raymond Zack to the Board. The completion of the Merger was reported on a Current Report on Form 8-K filed with the Commission on April 26, 1996 and as amended on June 20, 1996.

                  As mentioned above, on January 4, 1996, Blue Bird Partners entered into an agreement to sell 250,000 of its Shares to a group of investors, including Messrs. Jennings and Jacobs at a purchase price of $3.20 per Share and in connection therewith granted Messrs. Jennings and Jacobs a proxy to vote such Shares in favor of the Merger and the other items acted upon at the Company's 1996 Annual Meeting of Stockholders held on April 9, 1996. Except as disclosed above, neither of the persons named in Item 2 has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  The number of Shares, and the percentage thereof of the total number of Shares outstanding as of August 7, 1996, beneficially owned by each person named in Item 2 is as follows:

       Name                       Number of Shares             Percentage
- ------------------------------------------------------------------------------
Gerard M. Jacobs                     710,000(1)                   7.97%
T. Benjamin Jennings                 710,000(1)                   7.97%

- --------------------------
(1) Consists of 510,000 Shares held of record by such person (sole voting and dispositive power) and 200,000 Shares issuable upon exercise of stock options within 60 days of the date of this Amendment to Schedule 13D (sole voting and dispositive power). Such stock option was granted under the Company's 1995 Stock Plan to the Reporting Person at a Board meeting held on January 5, 1996, is fully vested and exercisable, has a ten year term and an exercise price of $4.00 per Share.

                  Except as disclosed above, none of such persons has engaged in any transaction in the Shares during the past sixty days.

                  Mr. Donald F. Moorehead purchased 250,000 Shares on July 17, 1995 in the same private transaction in which Messrs. Jacobs and Jennings and Blue Bird Partners acquired the 1,150,000 Shares; however, Mr. Moorehead has disclaimed membership in the group, if any, composed of the persons filing this statement.


                                Page 7 of 9 Pages

                  Effective January 4, 1996, Blue Bird Partners and Louis D. Paolino have disclaimed membership in the group, if any, composed of the persons filing this statement.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

                  Except for the Share Transfer Agreement and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7.           Material to be Filed as Exhibits

                  (a) Specific Power of Attorney of Louis D. Paolino, Jr. (Filed as exhibit to Schedule 13D dated July 26, 1995, filed with the Commission by Gerard M. Jacobs, T. Benjamin Jennings and Louis D. Paolino, Jr.).

                  (b) Merger Agreement dated as of December 1, 1995 and as amended through March 7, 1996 between the Company, GPAR Merger, Inc., EMCO Recycling Corp. and the direct and indirect beneficial owners of EMCO's Common Stock. (See Appendix A to Joint Proxy Statement of the Company and EMCO, dated March 8, 1996, filed with the Commission, which Appendix is incorporated herein by reference.)

                  (c) Stock Purchase Agreement among Blue Bird Partners, Louis
D. Paolino, Jr., Gerard M. Jacobs and T. Benjamin Jennings dated January 4,
1996.

                  (d) Proxy dated January 4, 1996 from Blue Bird Partners to Gerard M. Jacobs and T. Benjamin Jennings.

                  (e) Escrow Agreement dated as of January 4, 1996 by and between Blue Bird Partners, T. Benjamin Jennings, Gerard M. Jacobs, Robert M. Kramer & Associates P.C. and Wilson, Sonsini, Goodrich & Rosati.

                  (f) Agreement of T. Benjamin Jennings and Gerard M. Jacobs that Schedule 13D Amendment is filed on behalf of both of them.

                                Page 8 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



September 4, 1996                           /s/  Gerard M. Jacobs
                                            -----------------------------------
                                            Gerard M. Jacobs


September 4, 1996                           /s/  T. Benjamin Jennings
                                            -----------------------------------
                                            T. Benjamin Jennings


                               Page 9 of 9 Pages

                                                                       EXHIBIT C

                            STOCK PURCHASE AGREEMENT


         THIS STOCK PURCHASE AGREEMENT ("Agreement") is being entered into by and between BLUE BIRD PARTNERS ("Seller"), LOUIS PAOLINO, JR. ("Paolino"), T. BENJAMIN JENNINGS ("Jennings"), and GERARD M. JACOBS ("Jacobs"). For purposes of this Agreement, Jennings and Jacobs are hereinafter collectively referred to an "Buyer".

                                    RECITALS

         Seller is the owner of 250,000 shares of General Parametrics corporation ("GPC") common stock ("Stock"). Seller is a Pennsylvania general partnership having as its sole partners two charitable remainder trusts. Paolino is the sole trustee of the two charitable remainder trusts, which are the partners constituting the Seller. Paolino is a director of GPC. Jennings and Jacobs are directors of GPC, Buyer, and Seller ("Group") have filed a Form 4 under the provisions of Rule 16-A(3) promulgated under the Securities Exchange Act of 1934 ("Act") reflecting that the they are acting an a group and are together, beneficial owners of more than ten (10%) percent of GPC's common stock. Seller wishing to sell the Stock, and Buyer wishing to purchase the Stock have entered into this Agreement. Paolino has entered into this Agreement to withdraw as a member of the Group and resign as a director of GPC, simultaneously with the execution of this Agreement.

                                    AGREEMENT

         NOW, THEREFORE, intending to be legally bound hereby, and in exchange for the mutual covenants hereinafter contained, the parties agree as follows:

         1. Sale. Seller hereby agrees to sell and Buyer hereby agrees to purchase the Stock for a purchase price of $800,000. Seller shall deliver to Buyer, the stock certificates evidencing the Stock ("Certificates"), duly endorsed for transfer in blank and Buyer shall deliver to Seller the purchase price of $800,000 ("Closing") on July 30, 1995 ("Closing Date"). Jacobs and Jennings shall divide between then the Stock as they agree between themselves or their designees.

         2. Representations and Warranties. Blue Bird and Paolino hereby represent and warrant to Buyer, that Blue Bird and Paolino are authorized to deliver and execute this Agreement and that this Agreement in binding upon them. Blue Bird and Paolino further represent and warrant that Blue Bird is the owner of the Stock and the Stock in not subject to any security interests, pledges encumbrances or claims of third parties and will not be subject to any of the above at or on the Closing Date.

         3. Resignations. Paolino hereby resigns as a director of GPC. Jennings, who is the President of GPC, shall cause Paolino's resignations to be entered into the corporate books and records of GPC.

         4. Form 4 Filing. Simultaneously with the execution of this Agreement, Buyer and Seller shall file a Form 4 Under Rule 16A-3 of the Act stating that
(i) Paolino and Blue Bird are no longer part of the Jennings and Jacobs group and (ii) is no longer a beneficial owner of 10% or more of the securities of GPC.

         5. Miscellaneous.

             (a) Entire Agreement. This Agreement constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior agreements, understandings, promises and representations made by either party to the other concerning the subject matter hereof and the terms applicable hereto. This Agreement may not be released, discharged, amended or modified in any manner except by an instrument in writing signed by all parties.

             (b) Severability. The invalidity or unenforceability of one or more provisions of this Agreement shall not affect the validity or enforceability of any of the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

             (c) Construction. This Agreement shall be deemed to have been entered into and shall be construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, applicable to contracts made and to be performed solely therein.

             (d) Waivers. The failure of either party to insist, in any one or more instances, upon the performance of any of the terms, covenants or conditions of this Agreement and to exercise any rights hereunder shall not be construed as a waiver or relinquishment of the future performance of any such term, covenant or condition or the future exercise of such right, but the obligations of the other party with respect to such future performance shall continue in full force and effect.

             (e) Headings. The headings of the articles, sections and paragraphs used in this Agreement are included for convenience only and are not to be used in construing or interpreting this Agreement.

             (f) Notices. Any notice or other communication required or permitted under this Agreement shall be sufficiently made or given on the date of receipt, if sent to such party by certified first class mail, postage prepaid, or by commercial delivery service, return receipt requested and delivery charge prepaid, addressed as follows:

             If to Paolino:                     3201 South 61st Street
                                                Philadelphia, PA  19153

             If to Jennings:                    12 Country Lane
                                                Northfield, IL 60093

             If to Jacobs:                      7600 Augusta
                                                River Forest, IL  60305

             If to Blue Bird:                   500 S. Mantua Avenue
                                                Wenonah, NJ  08090

or to such other address as a party shall designate by written notice similarly given, to the other parties.

             (g) Successors and Assigns. This Agreement, and each and every provision hereof, shall be binding upon and shall inure to the benefit of the parties, and their successors and assigns.

             (h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all such counterparts shall together constitute one and the same agreement.

             (i) Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the date first above written.


                                            Blue Bird Partners

                                            By:      Charitable Remainder
                                                     Unit Trust Number 1


                                            By:   /s/ Louis Paolino, Jr.
                                                 -------------------------------
                                                     Louis Paolino, Jr., Trustee


                                              /s/ Louis Paolino, Jr.
                                            -------------------------------
                                            Louis Paolino, Jr.


                                              /s/ Gerard Jacobs
                                            -------------------------------
                                            Gerard Jacobs


                                              /s/ T. Benjamin Jennings
                                            -------------------------------
                                            T. Benjamin Jennings

                                                                       EXHIBIT E

                                ESCROW AGREEMENT

         THIS ESCROW AGREEMENT ("Agreement") is executed and delivered this 4th day of January, 1996 by and between Blue Bird Partners, a Pennsylvania general partnership ("Seller"), T. Benjamin Jennings ("Jennings"), Gerard M. Jacobs ("Jacobs"), Robert M. Kramer & Associates, P.C. ("RMK") and Wilson, Sonsini, Goodrich & Rosati ("WSGR"). For purposes of this Agreement, Jennings and Jacobs are hereinafter collectively referred to as "Buyer" and RMK and WSGR are hereinafter collectively referred to as "Escrow Agents".

                                    RECITALS

         Seller, Buyer, and Louis Paolino, Jr. ("Paolino") have entered into a Stock Purchase Agreement dated even date with this Agreement ("Stock Purchase Agreement"). The Stock Purchase Agreement provides that on July 30, 1995, Seller will sell to Buyer, in exchange for $800,000 ("Purchase Price"), 250,000 shares of common stock in General Parametric Corporation ("Stock") which Seller owns. Buyer and Seller have entered into this Agreement because they wish to escrow the Purchase Price and Stock. Escrow Agents have entered into this Agreement as an accommodation for their clients.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and intending to be legally bound hereby, the parties hereby agree as follows:

         1. Escrow of Stock. Simultaneously with the execution of this Agreement, Seller has delivered to WSGR, share certificates evidencing the Stock endorsed by Seller for transfer in blank ("Certificates"). WSGR acknowledges receipt of the Certificates and agrees to hold the Certificates in escrow under the terms of this Agreement. WSGR shall hold the certificates and keep them safe. On July 31, 1995, WSGR shall deliver the Certificates to Buyer. Seller hereby appoints WSGR as its attorney in fact to complete the assignment of Stock on the back of the Certificates, as Buyer may direct.

         2. Purchase Price. Simultaneously with the execution of this Agreement, Buyer has delivered to RMK $800,000 in good funds. RMK shall deposit the $800,000 in an interest-bearing bank account with interest earned reportable one-half to Seller and one-half to Buyer. For purposes of the Agreement, the $800,000 received by RMK and all interest earned on such funds ("Interest") are hereinafter referred to as the Escrowed Funds. On July 31, 1995, RMK shall deliver from the Escrowed Funds (i) $800,000 and (ii) one-half of the Interest to Seller and one-half of the Interest to Buyer.

         3. Closing. Upon RMK's delivery of the Escrowed Funds to Seller and WSGR's delivery of the Certificates to Buyer, Closing, as defined in the Stock Purchase Agreement, will have occurred under the Stock Purchase Agreement.

         4. Limitation of Liability. The Escrow Agents' duties and responsibilities shall be limited to those expressly set forth in this Agreement. The Escrow Agents are not principals, participants or beneficiaries of any transaction underlying this Agreement and shall have no duty to inquire beyond the terms and provisions of this Agreement. Escrow Agents shall not be liable to anyone for damages, losses, costs, expenses or attorneys fees which Escrow Agents may incur as a result of any act or omission of Escrow Agent, except for Escrow Agents' own willful misconduct or negligence. Escrow Agents are acting as an accommodation for the parties to this Agreement. Except for damages, losses, costs, expenses or attorneys fees resulting from Escrow Agents' negligence or willful misconduct, Escrow Agents may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction or requester other paper furnished to Escrow Agents hereunder and reasonably believed by Escrow Agents to be genuine, to have been signed or presented by the proper party or parties and to conform to the provisions of this Agreement.

         5. Information. RMK shall provide to Seller all information concerning the Escrow Funds and statements received by RMK as are received by Seller. WSGR shall provide to Buyer all information concerning the Certificates as are requested by Buyer.

         6. Resignation. Either Escrow Agent may, if either Escrow Agent elects to do so, resign from acting as Escrow Agent at any time after three months from the date of this Escrow Agreement. If RMK resigns, Seller shall appoint a replacement Escrow Agent to serve in place of RMK. If WSGR resigns, Buyer shall appoint a replacement Escrow Agent to serve in place of WSGR. An

Escrow Agent may not resign until a successor escrow agent is appointed under the terms of this Agreement.

         7. Notices. All notices or other communications required or permitted hereunder shall be in writing and may be given by depositing the same in United States mail, addressed to the party to be notified postage prepaid and registered or certified with return receipt requested, by overnight commercial delivery service or by delivering the same in person to such party.

                  If to Paolino:            3201 South 61st Street
                                            Philadelphia, PA 19153

                  If to Jennings:           12 Country Lane
                                            Northfield, IL 60093

                  If to Jacobs:             7600 Augusta
                                            River Forest, IL 60305

                  If  to RMK:               1150 First Avenue, Suite 900
                                            King of Prussia, PA 19406

                  If to WSGR:               650 Page Mill Road
                                            Palo Alto, CA 94304-1050

or to such other address as a party shall designate by written notice, similarly given, to the other parties. Notice shall be deemed given and effective the day personally delivered, the day received by overnight commercial delivery service and deposited in the U.S. mail addressed as above and sent first class mail, certified, return receipt requested, when actually received. Any party may change the address for notice by notifying the other parties of such change in accordance with this Section 7.

         8. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the Commonwealth of Pennsylvania.

         9. No Waiver. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of or in any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach of default occurring before or after that waiver.

         10. Captions. The headings of this Agreement are inserted for convenience only, shall not constitute a part of this Agreement or be used to construe or interpret any provision hereof.

         11. Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable but so as most nearly to retain the intent of the parties. If such modification is not possible, such provision shall be severed from this Agreement. In either case the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

         12. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute shall be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" means included, without limitation.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                      Blue Bird Partners


                                      By:      Charitable Remainder
                                               Unit Trust Number 1


                                      By:   /s/ Louis Paolino, Jr.
                                          --------------------------------
                                               Louis Paolino, Jr., Trustee


                                      Robert M. Kramer & Assoc., P.C.


                                      By:   /s/ Robert M. Kramer
                                          --------------------------------
                                               Robert M. Kramer, President


                                      Wilson, Sonsini, Goodrich & Rosati


                                      By:  /s/ Wilson Sonsini Goodrich & Rosati
                                          --------------------------------

                                                                       EXHIBIT D

                                     PROXY


         The undersigned stockholder of General Parametrics Corporation, a Delaware corporation (the "Company"), hereby appoints T. Benjamin Jennings and Gerard M. Jacobs, and each of them, the attorneys-in-fact and proxies (the "Proxies") of the undersigned, with full power of substitution and resubstitution, to vote the 250,000 shares of capital stock of the Company beneficially owned by the undersigned as evidenced by Share Certificate BFU 3867 (the "Shares"), and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof, with respect to all matters presented to the stockholders of the Company for approval, including but not limited to the proposed merger (the "Merger") of a subsidiary of the Company with and into EMCO Recycling Corp. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked, and no subsequent proxies will be given with respect to the Shares.

         The Proxies named above will be empowered at any time to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned with respect to the Shares at every meeting of the stockholders of the Company (and every adjournment thereof) or by written consent in lieu of such a meeting, or otherwise, to vote the shares in favor of approval of the Merger and other actions and transactions to be presented to the stockholders of the Company at the special meeting of stockholders currently expected to take place in February 1996 (including, without limitation, any amendment of the Company's Certificate of Incorporation and/or bylaws).

         Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

         This proxy shall be governed by the law of the State of Delaware.

Dated:  January 4, 1996

                                          Shareholder:  Blue Bird Partners


                                           /s/ Blue Bird Partners
                                          ---------------------------------
                                          (Signature)

                                                                       EXHIBIT E

                                ESCROW AGREEMENT

         THIS ESCROW AGREEMENT ("Agreement") is executed and delivered this 4th day of January, 1996 by and between Blue Bird Partners, a Pennsylvania general partnership ("Seller"), T. Benjamin Jennings ("Jennings"), Gerard M. Jacobs ("Jacobs"), Robert M. Kramer & Associates, P.C. ("RMK") and Wilson, Sonsini, Goodrich & Rosati ("WSGR"). For purposes of this Agreement, Jennings and Jacobs are hereinafter collectively referred to as "Buyer" and RMK and WSGR are hereinafter collectively referred to as "Escrow Agents".

                                    RECITALS

         Seller, Buyer, and Louis Paolino, Jr. ("Paolino") have entered into a Stock Purchase Agreement dated even date with this Agreement ("Stock Purchase Agreement"). The Stock Purchase Agreement provides that on July 30, 1995, Seller will sell to Buyer, in exchange for $800,000 ("Purchase Price"), 250,000 shares of common stock in General Parametric Corporation ("Stock") which Seller owns. Buyer and Seller have entered into this Agreement because they wish to escrow the Purchase Price and Stock. Escrow Agents have entered into this Agreement as an accommodation for their clients.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and intending to be legally bound hereby, the parties hereby agree as follows:

         1. Escrow of Stock. Simultaneously with the execution of this Agreement, Seller has delivered to WSGR, share certificates evidencing the Stock endorsed by Seller for transfer in blank ("Certificates"). WSGR acknowledges receipt of the Certificates and agrees to hold the Certificates in escrow under the terms of this Agreement. WSGR shall hold the certificates and keep them safe. On July 31, 1995, WSGR shall deliver the Certificates to Buyer. Seller hereby appoints WSGR as its attorney in fact to complete the assignment of Stock on the back of the Certificates, as Buyer may direct.

                                                                      EXHIBIT F


                                   AGREEMENT


        The undersigned individuals hereby agree that the Schedule 13D, Amendment No. 1, of which this Exhibit F is a part, is filed on behalf of each of them.


                                     /s/ T. Benjamin Jennings
                                     --------------------------------------
                                         T. Benjamin Jennings



                                     /s/ Gerard M. Jacobs
                                     --------------------------------------
                                         Gerard M. Jacobs


Date: September 4, 1996